Exhibit 21.1

Nextest Systems Corporation Subsidiaries

Name	State or Other Jurisdiction of Incorporation
Nextest Systems Europe S.R.L.	Italy
Nextest Systems (Philippines) Corporation	Philippines
Nextest Systems UK LTD	United Kingdom
Nextest Systems France S.A.R.L.	France
Nextest Systems (Thailand) Ltd	Thailand
Nextest Systems Japan K.K.	Japan
Nextest Systems Korea Co., Ltd.	Korea